TSX: POM, AMEX: PLM
1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-25

POLYMET TO PRESENT AT THIRD ANNUAL SANDERS MORRIS HARRIS
INVESTOR GROWTH CONFERENCE

Vancouver, British Columbia, November 5, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet" or the "Company") today announced that Douglas Newby, the Company's Chief Financial Officer, will present at the Sanders Morris Harris Investor Growth Conference to be held in New York City at the New York Palace Hotel on November 8th and 9th. With more than 400 institutional investors in attendance, the conference will feature presentations from more than 70 leading United States and United Kingdom small- and mid-cap companies. Mr. Newby's presentation is scheduled for Thursday November 8, 2007 at 3:00pm EST. The conference website is located at http://www.smhcapital.com/events/IGC2007.html

A live webcast of the conference presentation also will be available. To access the webcast, investors should visit http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=PLM&item_id=1678384. For those unable to access the live webcast, a replay will be available for 90 days by accessing the web address listed above.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"William Murray"

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media Contact:	Investor Contact:
LaTisha Gietzen	Alex Macdougall
+1 (218) 225-4417	+1 (519) 887-6625
lgietzen@polymetmining.com	amacdougall@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.